James Maritime Holdings Inc.

January 15, 2025

Ms. Keira Nakada

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: James Maritime Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023

Form 10-Q for Quarterly Period Ended September 30, 2024

File No. 000-21322

Dear Ms. Nakada:

On behalf of James Maritime Holdings Inc. (the “Company”), we acknowledge receipt of the Securities and Exchange Commission’s (the “Commission”) comment letter dated December 11, 2024, concerning the Company’s filings referenced above.

We respectfully request an extension of time to respond to the Commission’s comments until January 31, 2025. The reason for this extension request is that several of the comments made by the Commission pertain to financial periods prior to the engagement of the current financial team. In order to provide a thorough and accurate response, the Company has requested access to additional supporting documents from the prior financial team.

This process has required:

1. Submission of the request for these documents.

2. Processing of the request by the appropriate parties.

3. Transmission of the requested materials to the current financial team.

Once these documents are received, the Company’s current financial team, in collaboration with our external auditors and management team, will need adequate time to review the materials, conduct the necessary analyses, and draft responses that comprehensively address the Commission’s comments. This additional time will ensure the quality and accuracy of our submission.

We appreciate the Commission’s understanding and consideration of our request. Please let us know if further information or clarification is required to facilitate this extension. We remain committed to addressing the Commission’s comments thoroughly and promptly.

Thank you for your attention to this matter. Please do not hesitate to contact me directly if you have any questions.

Sincerely,

Kip Eardley

President and Principal Executive Officer

James Maritime Holdings Inc.

9160 South 300 West, #101

Sandy, UT 84070

(702) 237-6834